Contact

www.linkedin.com/in/digitalmarketer (LinkedIn)
www.eboostmarketing.com (Company)
www.intently.com/jv/beta (Company)

Top Skills

Entrepreneurship
Leadership
Organizational Culture

Micha Mikailian

Serial Entrepreneur committed to make the world a more sustainable and thriving place for all. Leading a revolution for affordable, sustainable, and healthy homes!
Nevada City, California, United States

Summary

8x founder with multiple modest exits & experience scaling multiple teams from startup to 200+ and $80M+ revenue.

Experience

Geoship
CEO
April 2023 - Present (2 years 1 month)
Nevada City, California, United States

eBoost Ventures
CEO and Founder
January 2009 - Present (16 years 4 months)
San Diego, California, United States

Powur, PBC
Interim Chief of Staff
January 2023 - October 2023 (10 months)

The Tan Spot Inc. DBA iTAN
CEO and Co-Founder
March 2004 - January 2023 (18 years 11 months)

Intently
CEO / Co-Founder
August 2013 - December 2018 (5 years 5 months)
Greater San Diego Area

eBoost Consulting
CEO and Founder
2005 - November 2014 (9 years)
Greater San Diego Area

Award winning growth consulting firm specializing in scaling through digital customer acquisition.

QuestPoint LLC
VP of Marketing
January 2011 - December 2013 (3 years)

Trading Trends
CEO / Founder
December 2003 - August 2005 (1 year 9 months)
Greater San Diego Area

M&M Investments
Founder
February 1999 - May 2003 (4 years 4 months)
Greater San Diego Area

Special Pages
President / Founder
June 1995 - May 1999 (4 years)
Fresno, California, United States

Education

San Diego State University-California State University
MSBA, Entrepreneurial Studies · (2002 - 2005)

San Diego State University
BA, Finance · (1998 - 2001)